P.E. 1/31/02

02017020

080

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

**REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

January 2002

**Barclays PLC and
Barclays Bank PLC**
(Names of Registrants)

**54 Lombard Street
London EC3P 3AH
England**
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No _X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

LONDON: 104958.30

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.

LONDON: 104958.30

News Release

7 January 2002

Notification of directors' interests: Companies Act 1985 s.329

The trustee of the Barclays Qualifying Employee Share Ownership Trust (the "Quest") notified the Company on 4 January 2002 that it subscribed for a total of 35,142 Barclays PLC ordinary shares on 4 January 2002 at a price of 2285p per share. Following this transaction, the trustee of the Quest held a total of 35,142 Barclays PLC ordinary shares in which the following directors of Barclays PLC had an interest as potential beneficiaries: Sir Peter Middleton, Mr M W Barrett, Mr C J Lendrum, Mr J M Stewart and Mr J S Varley. (The Quest is a trust which distributes shares to employees of the Barclays Group on the exercise of options granted under the Barclays PLC 1991 SAYE Share Option Scheme, the Barclays Group SAYE Share Option Scheme and the Woolwich plc Sharesave Scheme (the "Schemes")).

The trustee of the Quest also notified the Company on 4 January 2002 that it had transferred 35,142 Barclays PLC ordinary shares on 4 January 2002 to participants in the Schemes following the exercise of their options. Following this transaction, each of the directors listed above ceased to have an interest in such shares.

Regulated by IMRO and the Personal Investment Authority.
Barclays Bank PLC represents only the Barclays Marketing Group for life assurance, pensions and unit trust business.
Registered in London, England. Reg. No: 1026167. Reg. Office: 54 Lombard Street, London EC3P 3AH

News Release

15 January 2002

Notification of directors' interests: Companies Act 1985 s.329

The trustee of the Barclays Qualifying Employee Share Ownership Trust (the "Quest") notified the Company on 14 January 2002 that it subscribed for a total of 115,762 Barclays PLC ordinary shares on 14 January 2002 at a price of 2260p per share. Following this transaction, the trustee of the Quest held a total of 115,762 Barclays PLC ordinary shares in which the following directors of Barclays PLC had an interest as potential beneficiaries: Sir Peter Middleton, Mr M W Barrett, Mr C J Lendrum, Mr J M Stewart and Mr J S Varley. (The Quest is a trust which distributes shares to employees of the Barclays Group on the exercise of options granted under the Barclays PLC 1991 SAYE Share Option Scheme, the Barclays Group SAYE Share Option Scheme and the Woolwich plc Sharesave Scheme (the "Schemes")).

The trustee of the Quest also notified the Company on 14 January 2002 that it had transferred 115,762 Barclays PLC ordinary shares on 14 January 2002 to participants in the Schemes following the exercise of their options. Following this transaction, each of the directors listed above ceased to have an interest in such shares.

News Release

21 January 2002

Notification of directors' interests: Companies Act 1985 s.329

The trustee of the Barclays Qualifying Employee Share Ownership Trust (the "Quest") notified the Company on 18 January 2002 that it subscribed for a total of 79,507 Barclays PLC ordinary shares on 18 January 2002 at a price of 2187p per share. Following this transaction, the trustee of the Quest held a total of 79,507 Barclays PLC ordinary shares in which the following directors of Barclays PLC had an interest as potential beneficiaries: Sir Peter Middleton, Mr M W Barrett, Mr C J Lendrum, Mr J M Stewart and Mr J S Varley. (The Quest is a trust which distributes shares to employees of the Barclays Group on the exercise of options granted under the Barclays PLC 1991 SAYE Share Option Scheme, the Barclays Group SAYE Share Option Scheme and the Woolwich plc Sharesave Scheme (the "Schemes")).

The trustee of the Quest also notified the Company on 18 January 2002 that it had transferred 79,507 Barclays PLC ordinary shares on 18 January 2002 to participants in the Schemes following the exercise of their options. Following this transaction, each of the directors listed above ceased to have an interest in such shares.

News Release

29 January 2002

Notification of directors' interests: Companies Act 1985 s.329

The trustee of the Barclays Qualifying Employee Share Ownership Trust (the "Quest") notified the Company on 28 January 2002 that it subscribed for a total of 40,158 Barclays PLC ordinary shares on 28 January 2002 at a price of 2277p per share. Following this transaction, the trustee of the Quest held a total of 40,158 Barclays PLC ordinary shares in which the following directors of Barclays PLC had an interest as potential beneficiaries: Sir Peter Middleton, Mr M W Barrett, Mr C J Lendrum, Mr J M Stewart and Mr J S Varley. (The Quest is a trust which *distributes shares to employees of the Barclays Group on the exercise of options granted under* the Barclays PLC 1991 SAYE Share Option Scheme, the Barclays Group SAYE Share Option Scheme and the Woolwich plc Sharesave Scheme (the "Schemes")).

The trustee of the Quest also notified the Company on 28 January 2002 that it had transferred 40,158 Barclays PLC ordinary shares on 28 January 2002 to participants in the Schemes following the exercise of their options. Following this transaction, each of the directors listed above ceased to have an interest in such shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)



Date: February 14, 2002

By: /s/
Patrick Gonsalves
Head of Board Support

BARCLAYS BANK PLC
(Registrant)



Date: February 14, 2002

By: /s/
Patrick Gonsalves
Head of Board Support